FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

3SBIO INC.

FORM 6-K

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1	Press release, dated March 11, 2009, regarding 3SBio Inc. announcing unaudited fourth quarter and fiscal year 2008 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3SBIO INC.

By:	/s/ Dr. Jing Lou
Name:	Dr. Jing Lou
Title:	Chief Executive Officer

Date: March 19, 2009

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press release, dated March 11, 2009, regarding 3SBio Inc. announcing unaudited fourth quarter and fiscal year 2008 results.

Exhibit 99.1

3SBIO INC. ANNOUNCES UNAUDITED FOURTH QUARTER

AND FISCAL YEAR 2008 RESULTS

Company Exceeds Guidance with 2008 Revenue of RMB243.2 million (US$35.7 million); Full year 2008 Adjusted Non-GAAP Operating Income Grew 20.6% over 2007 to RMB59.7 million (US$8.8 million)

Provides 2009 Net Revenue Guidance Range of US$43-US$45 million

SHENYANG, CHINA — March 11, 2009 — 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “the Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2008.

Fiscal Year 2008 Financial Highlights:

•	Total net revenues increased 35.0% over 2007 to RM243.2 million (US$35.7 million).

•

Adjusted non-GAAP operating income was RMB59.7 million (US$8.8 million) for 2008, when excluding share-based compensation expense and a RMB6.9 million (US$1.0 million) recognition of the one-time upfront payment related to the licensing deal with AMAG Pharmaceuticals. Adjusted non-GAAP operating income was RMB49.5 million (US$6.8 million) for 2007. GAAP operating income for 2008 was RMB47.8 million (US$7.0 million).

•

Adjusted non-GAAP net income was RMB75.0 million (US$11.0 million), further excluding non-operating investment losses on available-for-sale securities, comparing to adjusted non-GAAP net income of RMB79.8 million (US$10.9 million) in 2007. GAAP net income for 2008 was RMB39.5 million (US$5.8 million).

•	Adjusted non-GAAP earnings per American depositary share (“ADS”) were RMB3.46 (US$0.51), compared to RMB3.81 (US$0.52) in 2007. GAAP earnings per ADS for 2008 were RMB1.82 (US$0.27).

Fourth Quarter 2008 Financial Highlights:

•	Total net revenues increased 31.5% over the fourth quarter of 2007 to RMB60.1 million (US$8.8 million).

•

Adjusted non-GAAP operating income for the fourth quarter was RMB6.1 million (US$0.9 million) when excluding share-based compensation expense and the AMAG recognition. Adjusted non-GAAP operating income was RMB6.3 million (US$0.9 million) for 2007. GAAP operating loss was RMB2.3 million (US$0.3 million) for the quarter.

Exhibit 99.1

•

Adjusted non-GAAP net income was RMB11.3 million (US$1.7 million), compared to adjusted non-GAAP net income of RMB15.3 million for 2007. GAAP net loss for the quarter was RMB1.5 million (US$0.2 million).

•	Adjusted non-GAAP earnings per ADS were RMB0.52 (US$0.08), compared to RMB0.70 (US$0.10) in fourth quarter of 2007. GAAP loss per ADS was RMB0.07 (US$0.01) for the fourth quarter of 2008.

* Please refer to “Reconciliation Tables of GAAP to adjusted Non-GAAP Figures” at the end of this press release. Adjusted (Non-GAAP) items for the three- and twelve-month periods ended December 31, 2007 have been revised to conform to the current year’s presentation basis.

Fiscal Year 2008 Business Highlights:

•

EPIAO, the Company’s flagship injectable recombinant human erythropoietin (“EPO”) products, continued to outpace EPO market growth in China. Net revenue from EPIAO increased 32.0% year-over-year in the fourth quarter of 2008 to RMB39.3 million (US$5.8 million), and increased 27.5% to RMB154.6 million (US$22.7 million) for the full year 2008, as 3SBio further enhanced its market leadership position, with 41.1% of EPO market share according to fourth quarter 2008 IMS data.

•

The high quality of EPIAO, a key factor contributing to EPIAO’s success and leading market position in China, was further validated by a study sponsored by Amgen. The study shows that among 12 EPO products manufactured in Asia, 3SBio’s EPIAO has the biophysical and biochemical properties that most resemble Epogen. The article was published in the Journal of Pharmaceutical Sciences in July, 2008.

•

TPIAO, the Company’s protein-based therapeutic recombinant human thrombopoietin (“TPO”) products, continued their rapid uptake trend and are increasingly adopted as the standard of care for Chemo Induced Thrombocytopenia. TPIAO net revenue increased 39.7% year-over-year in the fourth quarter of 2008 to RMB16.4 million (US$2.4 million), and increased 56.9% in 2008 to RMB67.6 million (US$9.9 million).

•	3SBio completed all three Phase III programs on schedule, and submitted them for SFDA approval:

•

In September 2008, the Company filed for approval of a 36,000 IU dosage formulation of EPIAO for the treatment of anemia associated with chemotherapy in cancer patients. If approved, 36,000 IU dosage formulation of EPIAO will further enhance the Company’s effort to penetrate Oncology market given the convenience of a weekly injection.

•

In November 2008, the Company filed for approval of NuLeusin for the treatment of late stage metastatic renal cell carcinoma, and if approved this is expected to be the only treatment of this kind available in China. NuLeusin, 3SBio’s second-generation IL-2, is a genetically modified form of IL-2, possessing improved biochemical properties over naturally occurring IL-2.

•

In December 2008, the Company filed for approval of a TPIAO label extension for the treatment of idiopathic thrombocytopenic purpura (ITP) in China, representing the first of a series of indications that the Company plans to pursue to build and grow TPIAO brand.

•

3SBio demonstrated its business development capabilities through a strategic partnership with AMAG Pharmaceutical, to develop and commercialize Ferumoxytol, a new generation of IV Iron therapy, in China. 3SBio plans to initiate China SFDA registration trials in 2009, further enhancing the Company’s long term growth potential through a diversified product portfolio.

•	The Company streamlined internal organization structures and vendor relationships, to further strengthen capabilities and increase operational efficiency, and recruited key management staff.

•	3SBio expanded the Oncology and Nephrology focused sales and marketing organization to over 221 personnel, covering over 2000 leading hospitals in China.

•

3SBio was jointly certified by the Liaoning Provincial Office of Science and Technology, Liaoning Provincial Department of Finance, National Revenue Office of Liaoning Province and Local Revenue Administration of Liaoning Province as a ‘High-Tech Enterprise.’ A ‘High-Tech Enterprise’ is an official designation accorded to a company that, among other criteria, is engaged in a business field which receives special endorsement from the national government and has more than 60% of its income from high-tech products or services.

Dr. Jing Lou, Chief Executive Officer of 3SBio, commented, “3SBio delivered solid operating and financial performance in our second consecutive year since going public in early 2007. We once again demonstrated our ability to execute on our business strategy and achieve above market rate top-line growth and solid bottom-line operating profitability, despite significant investment in building brands in the marketplace, developing new products and growing the organization. 3SBio enters 2009 as a company with strengthened capabilities to generate a solid operating cash flow, a robust balance sheet, and a stream of near-term new product offerings to sustain mid- and long-term growth. Based on our 2008 performance and our view on the macro economic environment, as well as market and operating conditions in 2009, we are confident in setting a total net revenue target of between US$43 million to US$45 million for the full year of 2009.”

Fourth Quarter and Fiscal Year 2008 Unaudited Financial Results

Net revenues. Net revenues increased by 31.5% to RMB60.1 million (US$8.8 million) in the fourth quarter of 2008 from the same period in 2007. This increase was primarily due to the growth in TPIAO and EPIAO products, which increased by 32.0% and 39.7%, respectively, from the same period in 2007.

Net revenues increased by 35.0% to RMB243.2 million (US$35.7 million) in 2008 from RMB180.2 million (US$24.7 million) in 2007. This increase was primarily attributed to the continued growth in EPIAO products, sales of which increased by 27.5% from RMB121.2 million (US$16.6 million) in 2007 to RMB154.6 million (US$22.7 million) in 2008. The growth in sales from EPIAO was driven in part by an expanded oncology sales force, which continued to perform well. The Company also witnessed rapid market adoption of TPIAO products, which generated revenues of RMB67.6 million (US$9.9 million) in 2008, compared to RMB43.1 million (US$5.9 million) in 2007. TPIAO was 3SBio’s second largest revenue contributor in 2008, accounting for 27.8% of our total net revenues in the period. Sales from in-licensed Iron Sucrose supplement increased 117.8% to RMB7.0 million (US$1.0 million) in 2008. Export sales registered a steady growth of 22.2% to RMB8.3 million (US$1.2 million) in 2008, accounting for 3.4% of total net revenue.

Gross profit. As a result of strong sales across our product lines, gross profit increased by 36.3% to RMB54.4 million (US$8.0 million) in the fourth quarter of 2008 from RMB39.9 million (US$5.5 million) for the same period in 2007. Gross margin increased to 90.6% in the fourth quarter 2008 from 87.4% for the same period in 2007.

In 2008, gross profit grew 36.1% to RMB 221.5 million (US$32.5 million) from RMB162.7 million (US$22.3 million) in 2007. Gross margin of 91.1% in 2008 remained in line with the gross margin of 90.3% in 2007.

Operating income/loss. Adjusted non-GAAP operating income for the fourth quarter was RMB6.1 million (US$0.9 million), excluding share-based compensation expense of RMB1.4 million (US$0.2 million) and a RMB6.9 million (US$1.0 million) recognition of the upfront payment related to the licensing deal with AMAG Pharmaceuticals. Adjusted non-GAAP operating income for the full year was RMB59.7 million (US$8.8 million), an increase of 20.6% over year 2007. Adjusted non-GAAP operating income was RMB49.5 million (US$6.8 million) for 2007.

GAAP operating loss was RMB2.3 million (US$0.3 million) in the fourth quarter 2008, down from operating income of RMB6.1 million (US$0.8 million) for the same period in 2007. Operating income decreased by 1.6% to RMB47.8 million (US$7.0 million) in 2008 from RMB 48.5 million (US$6.7 million) in 2007.

Operating expenses. Adjusted non-GAAP operating expenses were RMB48.5 million (US$7.1 million) in the fourth quarter and RMB162.1 million (US$23.8 million) in the full year of 2008. This was an increase of 44.3% and 43.2% from adjusted non-GAAP operating expenses of RMB33.6 million (US$4.6 million) and RMB113.2 million (US$15.5 million) in the fourth quarter and full year of 2007 respectively.

•

Research and development cost (non-GAAP). Adjusted R&D cost for the fourth quarter was RMB 5.3 million (US$0.8 million) and RMB15.0 million (US$2.2 million) for the full year, excluding the one-time upfront payment for the license fee of RMB 6.9 million (US$1.0 million) and share-based compensation expense. This was an increase of 43.4% and 29.0% from adjusted R&D cost of RMB3.7 million (US$0.5 million) and RMB11.6 million (US$1.6 million) in the fourth quarter and full year of 2007 respectively. The overall increase in R&D cost for the fourth quarter and fiscal year 2008 was mainly attributable to research and development expenses associated with the number of clinical tests conducted and the continued development of other pipeline products.

•

Sales, marketing and distribution expenses (non-GAAP). Adjusted Sales, marketing and distribution expenses for the fourth quarter was RMB38.0 million (US$5.6 million) and RMB118.8 million (US$17.4 million) for the full year, excluding share-based compensation expense. This was an increase of 67.4% and 41.1% from adjusted expenses of RMB22.7 million (US$3.1 million) and RMB84.2 million (US$11.5 million) in the fourth quarter and full year of 2007 respectively. The increase was primarily attributable to higher sales activities in general, continued investment in building the TPIAO brand and EPIAO penetration of the Oncology market.

•

General and administrative expenses (non-GAAP). Adjusted general and administrative expenses for the fourth quarter were RMB5.1 million (US$0.8 million) and RMB28.4 million (US$4.2 million) for the full year, excluding share-based compensation expense. This was a decrease of 28.6% and an increase of 63.1% from adjusted general and administrative expenses of RMB7.2 million (US$1.0 million) and RMB17.4 million (US$2.4 million) in the fourth quarter and full year of 2007 respectively. The increase in general and administrative expense in fiscal year 2008 was primarily attributable to compliance cost associated with being a public company and increase of management personnel.

In the fourth quarter of 2008, total GAAP operating expenses increased by 67.8% to RMB56.7 million (US$8.3 million) as compared to the same period in 2007. In 2008, total GAAP operating expenses increased by 52.1% to RMB173.7 million (US$25.5 million) from RMB114.2 million (US$15.7 million) in 2007.

•

Research and development costs (GAAP). Research and development cost increased by 234.8% to RMB12.4 million (US$1.8 million) in the fourth quarter 2008 from RMB3.7 million (US$0.5 million) for the same period in 2007. Research and development cost increased by 93.2% to RMB22.5 million (US$3.3 million) in 2008 from RMB11.6 million (US$1.6 million) in 2007, with R&D cost as a percentage of total net revenues increasing to 9.2% in 2008 from 6.5% in 2007.

•

Sales, marketing and distribution expenses (GAAP). Sales, marketing and distribution expenses increased by 68.8% to RMB38.3 million (US$5.6 million) in the fourth quarter 2008 from RMB22.7 million (US$3.1 million) for the same period in 2007. Sales, marketing and distribution expenses increased 37.4% to RMB119.8 million (US$17.6 million) for 2008 from RMB84.2 million (US$11.5 million) for 2007. Sales, marketing and distribution expenses as a percentage of total net revenues increased to 49.2% in 2008 from 46.7% in 2007.

•

General and administrative expenses (GAAP). General and administrative expenses decreased by 19.2% to RMB6.0 million (US$0.9 million) in the fourth quarter 2008 from RMB7.4 million (US$1.0 million) for the same period in 2007. General and administrative expenses increased 71.2% to RMB31.5 million (US$4.6 million) in 2008 from RMB18.4 million (US$2.4 million) in 2007. General and administrative expenses as a percentage of net revenues increased to 12.9% in 2008 from 10.2% in 2007.

Interest income. The Company recorded net interest income of RMB5.9 million (US$0.9 million) in fourth quarter 2008 as compared RMB9.0 million (US$1.2 million) for the same period in 2007. 3SBio recorded net interest income of RMB24.0 million (US$3.5 million) in 2008 as compared to net interest income of RMB35.2 million (US$4.8 million) for 2007. The decrease in interest income was due in part to an environment with decreasing interest rates.

Net income/loss. Adjusted non-GAAP net income for the fourth quarter was RMB11.3 million (US$1.7 million), excluding several one-off items, including recognition of the AMAG licensing deal of RMB6.9 million (US$1.0 million) and recognition of an RMB4.4 million (US$0.7 million) impairment loss on available-for-sale securities. For 2008, adjusted non-GAAP net income was RMB75.0 million (US$11.0 million), comparing to adjusted net income of RMB79.8 million (US$10.9 million) in 2007.

GAAP net loss was RMB1.5 million (US$0.2 million) in the fourth quarter 2008, compared to net income of RMB17.9 million (US$2.4 million) for the same period in 2007. GAAP net income for 2008 was RMB39.5 million (US$5.8 million), compared to RMB81.5 million (US$11.2 million) in 2007.

Cash and cash equivalents/Time deposits. As of December 31, 2008, 3SBio had cash, cash equivalents and time deposits of RMB733.0 million (US$107.4 million), compared to RMB811.0 million (US$111.2 million) as of December 31, 2007.

2009 Full Year Guidance & Selected Company Objectives

•	Maintain and enhance the Company’s EPIAO market share leadership position, through continued penetration of the Oncology market and gaining market share within the Dialysis market.

•	Maximize the commercial potential of TPIAO, through continuing penetration of the Oncology market and the initiation of clinical trials for other potential high value indications.

•	Focus on working with the SFDA to secure regulatory approval of the three new product programs; 36,000 IU dosage formulation of EPIAO, NuLeusin, and TPIAO label extension for the treatment of ITP.

•	Initiate Ferumoxytol registration trial in China, following US FDA approval.

•	Submit application for clinical trials of NuPIAO, the Company’s second generation EPO product.

•	Leverage Nephrology and Oncology focused franchise and strong balance sheet to continue efforts in the business development front.

•	Complete construction on our new EPIAO plant to support future growth of EPIAO in China, and as the first step towards exploring global biosimilar opportunities.

Based on these goals and current market and operating conditions, the Company’s total net revenue target for the full year 2009 is estimated to be between US$43 million to US$45 million, resulting in year-over-year increase of approximately 21% to 26%.

Conference Call

3SBio’s senior management will host a conference call at 5:00 am (Pacific) / 8:00 am (Eastern) / 8:00 pm (Beijing/Hong Kong) on Thursday, March 12, 2009. The conference call may be accessed using the dial-in numbers below:

International Toll Dial-In Number:	+ 6567357955
China (Landline)	800 819 0121
China (Mobile)	400 620 8038
U.K	08082346646
U.S	18665194004
H.K	800933053

Conference ID: 87494181

A telephone replay will be available shortly after the call until March 19, 2009, at:

International Dial-In Number:	+61 2 8235 5000
U.S Dial-in Number:	18662145335

Conference ID: 87494181

A live webcast of the conference call and the replay will be available on the investor relations page of 3SBio’s website at http://www.3sbio.com/en/News/ShowInfo_nnn11.aspx?ID=71.

Reconciliation of GAAP to Adjusted Non-GAAP

The Company has utilized some adjusted Non-GAAP financial measures to provide investors and management with supplemental measures that facilitate comparisons of operating performance and trends with prior and future operating performance, and that may not otherwise be apparent on a GAAP basis. Please see the attached Reconciliation Tables of GAAP to Adjusted Non-GAAP Figures for an explanation of the amounts excluded to arrive at adjusted non-GAAP figures for the three-month and full year periods ended December 31, 2008 and 2007.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments and modifications. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended December 31, 2008 is still in progress. Adjustments and modifications to the financial statements may be identified during the course of this audit work, which could result in significant differences from this preliminary unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.8225 to US$1.00, the noon buying rate for US dollars in effect on December 31, 2008 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New

York. 2007 RMB figures were translated into US dollars at the rate of RMB7.2946 to US$1.00, the noon buying rate for US dollars in effect on December 31, 2007.

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at www.3sbio.com

Safe Harbor Statement

Certain statements in this release that are not purely historical in nature, including the 2009 full year guidance information, statements contained in “2009 Full Year Guidance & Selected Company Objectives” section, and management comments, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon 3SBio management’s current expectations, and actual results could differ materially. Among the factors that could cause 3SBio’s actual results to differ from what the company currently anticipates may include: competition from other domestic and foreign pharmaceutical companies; the market conditions or pharmaceutical products in China; market acceptance of 3SBio products; hospital or patient demand for our products; 3SBio’s ability to expand its production, sales and distribution network and other aspects of its operations; its ability to develop and commercialize additional products or additional indications for existing products; its ability to analyze additional in-licensing opportunities; its ability to effectively protect its intellectual property; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and fluctuations in general economic and business conditions in China. For additional information on these and other factors as well as risks, uncertainties and assumptions that may adversely and materially affect the 3SBio’s business, financial conditions and results of operations, please refer to the company’s filings with the Securities and Exchange Commission at www.sec.gov, particularly information set forth in Item 3.D “Risk Factors” in 3SBio’s annual report on Form 20-F for the year ended Dec. 31, 2007, as continually amended and updated. 3SBio undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Contact:

Investor Contact:

Bo Tan, CFO

3SBio Inc.

+ 86 24 2581 1820

Tanbo@3sbio.com

Investor Relations (China):

Peter Schmidt

FD Beijing

+86 10 8591 1953

Peter.schmidt@fd.com

Investor Relations (US):

Evan Smith

John Capodanno

FD US

+1 212 850 5600

3SBio Inc. and subsidiaries

Unaudited consolidated balance sheets

(expressed in thousands)	December 31 2007	December 31 2008	December 31 2008
	RMB	RMB	US$
Assets

Current assets

Cash and cash equivalents	811,026	439,237	64,380
Time deposits with financial institutions	—	293,809	43,065
Accounts receivable, less allowance for doubtful accounts:
December 31, 2007 – RMB5,257 ; December 31, 2008 – RMB4,503 (US$660)	55,186	73,767	10,812
Inventories	6,882	7,748	1,136
Prepaid expenses and other receivables	12,074	8,249	1,209
Structured deposits	3,527	—	—
Deferred tax assets	2,335	1,802	264

Total current assets	891,030	824,612	120,866

Available-for-sale securities	15,196	26,700	3,914
Property, plant and equipment, net	49,465	78,185	11,459
Lease prepayments	9,247	8,894	1,304
Non-current deposits	6,124	8,521	1,249
Intangible assets, net	—	5,225	766
Income tax receivable	556	—	—
Deferred tax assets	1,857	781	114

Total assets	973,475	952,918	139,672

Liabilities

Current liabilities

Accounts payable	1,693	1,939	284
Deferred grant income	374	374	55
Accrued expenses and other payables	22,626	25,273	3,705
Income tax payable	—	1,256	184
Other current liabilities	67	57	8

Total current liabilities	24,760	28,899	4,236

Deferred grant income	3,526	3,152	462
Other liabilities	848	472	69

Total liabilities	29,134	32,523	4,767

Commitments and contingencies
Minority interests	549	—	—

Shareholders’ equity

Share capital - ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 152,099,155 and 150,575,955 shares issued and outstanding as of December 31, 2007 and 2008, respectively	122	121	18
Additional paid-in capital	917,527	908,377	133,144
Accumulated other comprehensive loss	(48,338)	(102,126)	(14,970)
Retained earnings	74,481	114,023	16,713

Total shareholders’ equity	943,792	920,395	134,905

Total liabilities, minority interests and shareholders’ equity	973,475	952,918	139,672

Reconciliation Tables of GAAP to Adjusted Non-GAAP Figures

Three Months Ended December 31, 2008 (unaudited)	Actual GAAP RMB	Actual GAAP US$	Adjustment RMB		Adjusted Non-GAAP RMB	Adjusted Non-GAAP US$
Net Revenues:
EPIAO	39,326	5,764			39,326	5,764
TPIAO	16,373	2,400			16,373	2,400
Intefen	1,199	176			1,199	176
Inleusin	209	31			209	31
Iron	1,796	263			1,796	263
Export	1,148	168			1,148	168
Others	13	2			13	2

Total net revenues	60,064	8,804			60,064	8,804
Cost of revenues	(5,622)	(824)	110	(1)	(5,512)	(808)

Gross profit	54,442	7,980			54,552	7,996

Operating expenses
Research and development costs	(12,439)	(1,823)	7,110	(2)	(5,329)	(781)
Sales, marketing and distribution expenses	(38,337)	(5,619)	309	(1)	(38,028)	(5,574)
General and administrative expenses	(5,960)	(874)	825	(1)	(5,135)	(753)

Total operating expenses	(56,736)	(8,316)			(48,492)	(7,108)

Operating (loss) /income	(2,294)	(336)			6,060	888

Other income /(expenses), net
Interest income	5,916	867			5,916	867
Grant income	107	16			107	16
Impairment loss on available-for-sale securities	(4,391)	(644)	4,391	(3)	—	—
Others	(716)	(105)			(716)	(105)

Total other income, net	916	134			5,307	778

(Loss)/income before income tax expense and minority interests	(1,378)	(202)			11,367	1,666
Income tax expense	(457)	(67)	—	(4)	(457)	(67)

(Loss)/income before minority interests	(1,835)	(269)			10,910	1,599
Minority interests, net of tax	377	55			377	55

Net (loss)/income	(1,458)	(214)			11,287	1,654

Three Months Ended December 31, 2008 (unaudited) (continued)	Actual GAAP RMB	Actual GAAP US$	Adjustment RMB	Adjusted Non-GAAP RMB	Adjusted Non-GAAP US$
Net (loss)/income per share:
Basic and diluted	(0.01)	(0.00)		0.08	0.01

Basic weighted average number of shares outstanding	150,575,955	150,575,955		150,575,955	150,575,955
Effect of dilutive potential shares	—	—		10,500	10,500

Diluted weighted average number of shares outstanding	150,575,955	150,575,955		150,586,455	150,586,455

Net (loss)/income per ADS:
Basic and diluted	(0.07)	(0.01)		0.52	0.08

Basic weighted average number of ADSs outstanding	21,510,851	21,510,851		21,510,851	21,510,851
Effect of dilutive potential ADSs	—	—		1,500	1,500

Diluted weighted average number of ADSs outstanding	21,510,851	21,510,851		21,512,351	21,512,351

Notes to reconciliation of our GAAP statements of income to our adjusted non-GAAP statements of income:

(1)	To exclude share-based compensation expense.
(2)	To exclude one-time upfront payment for licenses fee of RMB 6,948,000 and share-based compensation expense of RMB 162,000 for R&D staff.
(3)	To exclude investment losses on available-for-sale securities
(4)	No income tax effect on adjustments is required as they are incurred by overseas companies that are not subject to income tax.

Three Months Ended December 31, 2007 (unaudited)	Actual GAAP RMB	Actual GAAP US$	Adjustment RMB		Adjusted Non-GAAP RMB	Adjusted Non-GAAP US$
Net Revenues:
EPIAO	29,798	4,085			29,798	4,085
TPIAO	11,718	1,606			11,718	1,606
Intefen	1,128	155			1,128	155
Inleusin	251	34			251	34
Iron	970	133			970	133
Export	1,625	223			1,625	223
Others	193	26			193	26

Total revenues	45,683	6,262			45,683	6,262
Cost of revenues	(5,737)	(786)			(5,737)	(786)

Gross profit	39,946	5,476			39,946	5,476

Operating expenses
Research and development costs	(3,715)	(509)			(3,715)	(509)
Sales, marketing and distribution expenses	(22,712)	(3,114)			(22,712)	(3,114)
General and administrative expenses	(7,379)	(1,012)	192	(1)	(7,187)	(985)

Total operating expenses	(33,806)	(4,635)			(33,614)	(4,608)

Operating income	6,140	841			6,332	868

Other income /(expenses), net
Interest income	9,048	1,240			9,048	1,240
Interest expense	(70)	(10)			(70)	(10)
Grant income	199	27			199	27
Others	299	41			299	41

Total other income, net	9,476	1,298			9,476	1,298

Income before income tax expense and minority interests	15,616	2,139			15,808	2,166
Income tax credit /(expense)	2,163	297	(2,739	) (2)	(576)	(79)

Income before minority interests	17,779	2,436			15,232	2,087
Minority interests, net of tax	116	15			116	16

Net income	17,895	2,451			15,348	2,103

Three Months Ended December 31, 2007 (unaudited), continued	Actual GAAP RMB	Actual GAAP US$	Adjustment RMB	Adjusted Non-GAAP RMB	Adjusted Non-GAAP US$
Net income per share:
Basic and diluted	0.12	0.02		0.10	0.01

Basic weighted average number of shares outstanding	152,099,155	152,099,155		152,099,155	152,099,155
Effect of dilutive potential shares	323,897	323,897		323,897	323,897

Diluted weighted average number of shares outstanding	152,423,052	152,423,052		152,423,052	152,423,052

Net income per ADS:
Basic and diluted	0.82	0.11		0.70	0.10

Basic weighted average number of ADSs outstanding	21,728,451	21,728,451		21,728,451	21,728,451
Effect of dilutive potential ADSs	46,271	46,271		46,271	46,271

Diluted weighted average number of ADSs outstanding	21,774,722	21,774,722		21,774,722	21,774,722

Notes to reconciliation of our GAAP statements of income to our adjusted statements of income:

(1).	To exclude share-based compensation expense
(2).	To exclude reinvestment

Year Ended December 31, 2008 (unaudited)	Actual GAAP RMB	Actual GAAP US$	Adjustment RMB		Adjusted Non-GAAP RMB	Adjusted Non-GAAP US$
Net Revenues:
EPIAO	154,570	22,656			154,570	22,656
TPIAO	67,585	9,906			67,585	9,906
Intefen	4,989	731			4,989	731
Inleusin	773	113			773	113
Iron	6,984	1,024			6,984	1,024
Export	8,289	1,215			8,289	1,215
Others	55	8			55	8

Total revenues	243,245	35,653			243,245	35,653
Cost of revenues	(21,741)	(3,187)	370	(1)	(21,371)	(3,132)

Gross profit	221,504	32,466			221,874	32,521

Operating expenses
Research and development costs	(22,477)	(3,295)	7,469	(2)	(15,008)	(2,200)
Sales, marketing and distribution expenses	(119,778)	(17,556)	1,000	(1)	(118,778)	(17,410)
General and administrative expenses	(31,458)	(4,611)	3,097	(1)	(28,361)	(4,157)

Total operating expenses	(173,713)	(25,462)			(162,147)	(23,767)

Operating income	47,791	7,004			59,727	8,754

Other income/(expenses), net
Interest income	23,953	3,511			23,953	3,511
Grant income	388	57			388	57
Net realized (loss)/gain on available-for-sale securities	(18,995)	(2,784)	19,144	(3)	149	22
Impairment loss on available-for-sale securities	(4,391)	(644)	4,391	(4)	—	—
Others	1,896	278			1,896	278

Total other income, net	2,851	418			26,386	3,868

Income before income tax expense and minority interests	50,642	7,422			86,113	12,622
Income tax expense	(11,649)	(1,707)	—	(5)	(11,649)	(1,707)

Income before minority interests	38,993	5,715			74,464	10,915
Minority interests, net of tax	549	80			549	80

Net income	39,542	5,795			75,013	10,995

Year Ended December 31, 2008 (unaudited) (continued)	Actual GAAP RMB	Actual GAAP US$	Adjustment RMB	Adjusted Non-GAAP RMB	Adjusted Non-GAAP US$
Net income per share:

Basic and diluted	0.26	0.04		0.49	0.07

Basic weighted average number of shares outstanding	151,655,631	151,655,631		151,655,631	151,655,631
Effect of dilutive potential shares	57,118	57,118		57,118	57,118

Diluted weighted average number of shares outstanding	151,712,749	151,712,749		151,712,749	151,712,749

Net income per ADS:

Basic and diluted	1.82	0.27		3.46	0.51

Basic weighted average number of ADSs outstanding	21,665,090	21,665,090		21,665,090	21,665,090
Effect of dilutive potential ADSs	8,160	8,160		8,160	8,160

Diluted weighted average number of ADSs outstanding	21,673,250	21,673,250		21,673,250	21,673,250

Notes to reconciliation of our GAAP statements of income to our adjusted non-GAAP statements of income:

(1)	To exclude share-based compensation expense.
(2)	To exclude one-time upfront payment for license fee of RMB 6,948,000 and share-based compensation expense of RMB 521,000 for R&D staff.
(3)	To exclude realized loss on available-for-sale securities.
(4)	To exclude impairment loss on available-for-sale securities.
(5)	No income tax effect on adjustments is required as they are incurred by overseas companies that are not subject to income tax.

Year Ended December 31, 2007 (unaudited)	Actual GAAP RMB	Actual GAAP US$	Adjustment RMB		Adjusted Non-GAAP RMB	Adjusted Non-GAAP US$
Net Revenues:

EPIAO	121,220	16,618	—		121,220	16,618

TPIAO	43,074	5,905	—		43,074	5,905

Intefen	4,123	565	—		4,123	565

Inleusin	1,027	141	—		1,027	141

Iron	3,206	440	—		3,206	440

Export	6,784	930	—		6,784	930

Others	739	101	—		739	101

Total revenues	180,173	24,700			180,173	24,700

Cost of revenues	(17,427)	(2,389)	—		(17,427)	(2,389)

Gross profit	162,746	22,311			162,746	22,311

Operating expenses

Research and development costs	(11,635)	(1,595)	—		(11,635)	(1,595)

Sales, marketing and distribution expenses	(84,187)	(11,541)	—		(84,187)	(11,541)
General and administrative expenses	(18,379)	(2,520)	995	(1)	(17,384)	(2,383)

Total operating expenses	(114,201)	(15,656)			(113,206)	(15,519)

Operating income	48,545	6,655			49,540	6,792

Other income/(expenses), net
Interest income	36,015	4,937			36,015	4,937

Interest expense	(825)	(113)	—		(825)	(113)

Grant income	1,067	146	—		1,067	146

Others	205	28	—		205	28

Total other income, net	36,462	4,998			36,462	4,998

Income before income tax expense and minority interests	85,007	11,653			86,002	11,790
Income tax expense	(3,419)	(469)	(2,739	) (2)	(6,158)	(844)

Income before minority interests	81,588	11,184			79,844	10,946
Minority interests, net of tax	(75)	(10)			(75)	(10)

Net income	81,513	11,174			79,769	10,936

Year Ended December 31, 2007 (unaudited), continued	Actual GAAP RMB	Actual GAAP US$	Adjustment RMB	Adjusted Non-GAAP RMB	Adjusted Non-GAAP US$
Net income per share:

Basic and diluted	0.56	0.08		0.54	0.07

Basic weighted average number of shares outstanding	146,646,049	146,646,049		146,646,049	146,646,049
Effect of dilutive potential shares	68,993	68,993		68,993	68,993

Diluted weighted average number of shares outstanding	146,715,042	146,715,042		146,715,042	146,715,042

Net income per ADS:

Basic and diluted	3.89	0.53		3.81	0.52

Basic weighted average number of ADSs outstanding	20,949,436	20,949,436		20,949,436	20,949,436
Effect of dilutive potential ADSs	9,856	9,856		9,856	9,856

Diluted weighted average number of ADSs outstanding	20,959,292	20,959,292		20,959,292	20,959,292

Notes to reconciliation of our GAAP statements of income to our adjusted statements of income:

(1).	To exclude share-based compensation expense.
(2).	To exclude reinvestment tax refund.